Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Optical Cable Corporation:

We consent to the use of our report dated January 24, 2011, with respect to the consolidated balance sheets of Optical Cable Corporation and subsidiaries as of October 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended October 31, 2010, incorporated by reference herein. Our report refers to the Company’s adoption of the provisions of Financial Accounting Standards Board (FASB) Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements–an amendment of ARB No. 51 (included in FASB Accounting Standards Codification Subtopic 810-10, Consolidation–Overall), as of November 1, 2009.

/s/ KPMG LLP

Roanoke, Virginia

June 15, 2011